 MANAGEMENT’S DISCUSSION & ANALYSIS – 2009 SECOND QUARTER

Introduction

This MD&A has been prepared by management and reviewed and approved by the Audit Committee at August 12, 2009. The following discussion of performance, financial condition and future prospects should be read in conjunction with the unaudited interim consolidated financial statements of the Company and notes thereto for the quarter ended June 30, 2009. The information provided herein supplements but does not form part of the financial statements. This discussion covers the quarter and the subsequent period up to the date of this MD&A.  All dollar amounts are stated in United States dollars.

Business of the Company

The principal business of the Company is the development of the Bisha Project in Eritrea, located in northeast Africa. Development activity on Bisha is well underway.

Nevsun is listed for trading on both the TSX and NYSE Amex stock exchanges under the symbol NSU.

Outlook

First draw of debt finance

The Company expects to make its first draw on the recently announced $235 million debt package in September 2009 after the having satisfied certain conditions precedent.  The debt package is a mix of senior and subordinated debt coming from a number of lending institutions from Europe and South Africa. Due to the robust nature of the Bisha Project, the Company was successful in obtaining terms relatively favorable in a difficult capital markets environment. Anticipated payback should be quite short relative to mine life, depending upon the price of gold. Cash operating costs for the gold phase are projected at approximately $230/oz.

Construction

The Company continues to progress the Bisha project construction with gold production scheduled to commence in the second half of 2010.  Photographs of the construction progress can be found on the Company web site – www.nevsun.com/properties/photo_gallery.  As a result of exchange rates that have, to date, been favorable to the project, as well as an early order strategy, the Company remains confident that the Project can be completed within the previously issued capex estimate of approximately $250 million. The capex estimate includes a contingency of $32 million and of the remaining $218 million, supply for approximately $102 million has either been spent, ordered or arranged.  The significant orders include major process plant mechanical equipment and steel, including long lead order items such as the SAG and ball mills.

Exploration
In Q3 2009 the Company will be carrying out an infill drill program on the Harena Deposit, located approximately 9.5 km, along strike, southwest of the Bisha main zone.

Highlights of the Bisha Project

A description of the highlights Bisha project can be found in the Company’s 2008 annual Management Discussion and Analysis.

Selected Quarterly Information

Selected consolidated financial information from operations for the most recent eight quarters (unaudited):

	2009 2nd	2009 1st	2008 4th	2008 3rd
Revenue	$ -	$ -	$ -	$ -
Loss from continuing operations	(1,189,209)	(1,012,937)	(4,847,622)	(843,221)
Loss for the period	(1,189,209)	(1,012,937)	(4, 847,622)	(843,221)
Loss per share from continuing operations (1)	(0.01)	(0.01)	(0.03)	(0.01)
Loss per share	$ (0.01)	$ (0.01)	$ (0.03)	$ (0.01)

	2008 2nd	2008 1st	2007 4th	2007 3rd
Revenue	$ -	$ -	$ -	$ -
Income (loss) from continuing operations	(849,744)	(1,120,906)	2,663,546	(1,956,308)
Income (loss) from discontinued operations	3,477,764	(1,502,481)	(1,705,211)	(2,696,468)
Income (loss) for the period	2,628,020	(2,623,387)	958,335	(4,652,776)
Income (loss) per share from continuing operations	(0.01)	(0.01)	0.03	(0.02)
Income (loss) per share from discontinued operations	0.03	(0.01)	(0.02)	(0.02)
Income (loss) per share	$ 0.02	$ (0.02)	$ 0.01	$ (0.04)

(1)

Each line of income (loss) per share information in the table is presented as basic and diluted

When comparing the three month period ended June 30, 2009 with that of the prior year, the  largest variances arise from: (1) the reduction in interest income of $267,484 due to the decrease in cash and cash equivalents and (2) an increase in foreign exchange loss of $351,055 arising from the Company holding significant South African rand (ZAR) denominated payables and the depreciation of the US dollar against the ZAR during the quarter.

These are offset by (1) a decrease of $60,936 stock-based compensation expense due to the timing and amount of options granted in previous quarters; (2) decreases of $60,629 and $47,222 in consulting and accounting expenses, respectively; and (3) a decrease of $97,058 in other general and administrative expenses.

Liquidity and Capital Resources

The Company’s cash at June 30, 2009 was $14.6 million (December 31, 2008 – $40.7 million).

ENAMCO (the Eritrean State mining company) continues to fund its share of all costs of the Bisha project, having advanced $4.7 million during Q2 2009 (2008 - $7.3 million).  ENAMCO’s cumulative advances totaled $23.1 million as at June 30, 2009.  The interest and advances will be repaid out of operating cash flow, are not callable and have no specified repayment terms.

The Company used $20.0 million in its operating and investing activities during Q2 2009 (2008 - $8.5 million). The Company has spent $73.3 million on the Bisha capital project and based on current estimates, as at June 30, 2009 required an additional $177.0 million to complete. These requirements will be covered largely by project debt.

Subsequent to June 30, 2009 the Company’s subsidiary, Bisha Mining Share Company (BMSC) arranged debt facilities totalling $235,000,000 for the Bisha project.  Details of the debt faclities arranged can be found in note 11 of the Company’s June 30, 2009 interim financial statements..

Contractual Obligations

As of June 30, 2009 the Company had unsettled purchase commitments of $23.0 million, all of which are due in 2009.  Of the $23.0 million in unsettled purchase commitments, $19.0 million involve purchase obligations for work already performed or contract termination amounts.

In $ millions:

Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	Over 5 years
Purchase commitments	23.0	23.0	-	-	-
Advances by minority interest	24.0	-	-	24.0	-
Total Contractual Obligations			-		-

Note – the above table excludes obligations related to subsequent events disclosed in this MD&A and the Q2 2009 interim financial statements.

The Company arranged an environmental bond to cover remediation liabilities for Bisha in the amount of $2.0 million at a cost of 1% per annum.  No amounts have been drawn on this bond.

The Company has not entered into any specialized financial agreements to minimize its commodity risk (except as noted in the immediately following paragraph), investment risk or currency risk. There are no off-balance sheet arrangements, except for the purchase price adjustment on the disposition of the 30% contributing interest in Bisha, acquired by ENAMCO. Refer to note 10 of the annual consolidated financial statements for a description of the purchase price adjustment with ENAMCO.

In connection with the debt facilities the Company is required to establish a gold price protection programme in the unlikely event that the price of gold falls below $700/oz.  The programme is a purchase of gold puts of 200,000 ounces for the first two years of production and is expected to be established in September  2009.

Outstanding Share Data

See the accompanying financial statements for information related to outstanding share data.  The information has not changed materially from June 30, 2009 to the date of this Management Discussion and Analysis.

Use of Financial Instruments

The principal financial instrument currently affecting the Company’s financial condition and results of operations is cash. To minimize risk the funds are kept in highly liquid instruments managed by independent financial managers with ultimate oversight by the Company. Available-for-sale financial assets are measured at fair value with unrealized gains and losses recognized in other comprehensive income, except for other-than-temporary declines that are recorded in income. Foreign currency exposure is minimized by retaining all but a small portion of cash in United States dollar denominated instruments. The United States dollar is the predominant currency within the industry. The Company also contracts for goods and services mainly in United States currency or currencies pegged to the United States dollar.  With the access to funds from the new debt facilities, the Company will also be better able to minimize foreign currency exposure embedded in foreign currency payables.

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the financial statements include the Company’s estimate of recoverable value on its property, plant and equipment and the value assigned to stock-based compensation expense. These estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.

The factors affecting stock-based compensation include estimates of when stock options might be exercised and the stock price volatility. The timing for exercise of options is out of the Company’s control and will depend, among other things, upon a variety of factors including the market value of Company shares and financial objectives of the holders of the options. The Company has used historical data to determine volatility in accordance with Black-Scholes modeling, however the future volatility is inherently uncertain and the model has its limitations. While these estimates can have a material impact on the stock-based compensation expense and hence results of operations, there is no impact on the Company’s financial condition or liquidity.

The Company’s recoverability evaluation of its property, plant and equipment is based on market conditions for minerals, underlying mineral resources associated with the assets and future costs that may be required for ultimate realization through mining operations or by sale.  The Company is in an industry that is exposed to a number of risks and uncertainties, described below under Risk Factors. Bearing these risks in mind, the Company has assumed historical world commodity prices will be achievable, as will costs used in studies for construction and mining operations. The Company has relied on reserve reports, a feasibility study and evaluations of the same by independent engineers on the Bisha property in Eritrea. All of these assumptions are potentially subject to change, out of the Company’s control, however such changes are not determinable. Accordingly, there is always the potential for a material adjustment to the value assigned to property, plant and equipment.

Changes in Internal Control Over Financial Reporting

There were no material changes to the Company’s Internal Controls Over Financial Reporting during the quarter ended June 30, 2009.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Accounting Policy

Effective January 1, 2009 the Company adopted Section 3064 Goodwill and Intangible Assets, a new accounting standard issued by the Canadian Institute of Chartered Accountants (CICA). There was no impact of the adoption of the standard.

The Canadian Accounting Standards Board has announced that International Financial Reporting Standards (IFRS) will replace Canada’s current GAAP for publicly-accountable, profit-oriented enterprises starting January 1, 2011.  Pending approval by regulatory authorities, the Company has decided to adopt IFRS on January 1, 2010, one year in advance of the date announced by the CICA as its subsidiary, BMSC, already adheres to IFRS.

The Company is currently identifying the differences between IFRS and Canadian GAAP and assessing how those differences will affect the reporting of financial information.  The Company’s implementation plan includes assessing the effect of adoption of IFRS on information technology and data systems, internal control over financial reporting, disclosure controls and procedures and personnel resources and training.  The Company’s implementation plan will ensure a timely and effective transition to IFRS.

Risk Factors

The operations of the Company are highly speculative due to the high-risk nature of its business in the mining industry. Please refer to the Company’s 2008 Annual Management Discussion and Analysis (MD&A) for some of the risk factors the Company faces.  Those risks are not the only ones facing the Company. Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company’s operations. The Company’s business, financial condition and operating results could be adversely affected by the risk factors outlined in the Company’s 2008 Annual MD&A.

Forward Looking Statements

This report contains forward-looking statements that include, but are not limitied to, anticipated developments on the Company’s continuing operations in Eritrea, the adequacy of the Company’s financial resources, financial projections, timing of cash draw, timing of production, future exploration programs, future support and partcipation of the Eritrea government, estimates of capital and operating costs, production, grades, processing rates, life of mine, metal prices, exchange rates, reclamation costs, net present value, internal rates of return and payback; and other events or conditions that may occur in the future.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “budget” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Information concerning the interpretation of drill results and mineral resource and reserve estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in this MD&A.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

“Cliff T. Davis”

Cliff T. Davis

President & CEO

August 14, 2009